

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Mr. Thomas Diemer
Chief Financial Officer
Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102

Re: **Pruco Life Insurance Company**
        Item 4.02 of Form 8-K Dated July 2, 2012
        Filed July 6, 2012
        File No. 033-37587

Dear Mr. Diemer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief